SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

iBASIS, INC.
(Name of Subject Company (Issuer))

KPN B.V.
(Offeror)

KONINKLIJKE KPN N.V.
(Parent of Offeror)

CELTIC ICS INC.
(Wholly Owned Subsidiary of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

450732201
(CUSIP Number of Class of Securities)

Michel Hoekstra
Koninklijke KPN N.V.
Maanplein 55
2516 CK, The Hague, The Netherlands
+31 70 446 2093
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark I. Greene, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$69,991,322	$3,906
(1)           Estimated for purposes of calculating the filing fee only.  This amount is determined by multiplying 31,107,254 shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc. (the “Company”) by $2.25 per Share, which is the offer price.  Such number of Shares represents the 71,228,328 Shares issued and outstanding as of July 31, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, less the 40,121,074 Shares already owned by KPN B.V.

(2)           The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by .0000558.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,690	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 28, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on July 28, 2009, as amended and supplemented from time to time (the “Schedule TO”), by (i) KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“Parent”), (ii) Parent and (iii) Celtic ICS Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Purchaser.  The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc., a Delaware corporation (the “Company”), that are not already owned by Purchaser at a purchase price of $1.55 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.  This Amendment No. 5 amends and supplements the Schedule TO and Offer to Purchase to, among other things, increase the Offer Price to $2.25 per Share.

Items 1 through  9, 11 and 13.

(1)       The Offer Price to be paid in the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, is increased from $1.55 per Share to $2.25 per Share, net to the seller in cash, without interest and less any required withholding taxes.

(2)       The press release announcing the increase in the Offer Price is attached hereto as Exhibit (a)(1)(xii) and is incorporated herein by reference.

Item 1.             Summary Term Sheet.

(1)       The first sentence of the response to the question “How much are you offering to pay?  What is the form of payment?  Will I have to pay any fees or commissions?” in the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

“We are offering to pay $2.25 per Share net to you, in cash, without interest and less any required withholding taxes.”.

(2)       The first sentence of the response to the question “Do you have the financial resources to make payment?” in the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

“We estimate that we will need approximately $74.3 million to purchase all of the currently outstanding Shares not already owned by us in the Offer and in a second-step merger with iBasis, which we intend to cause iBasis to consummate with Merger Sub following the successful completion of the Offer if we own at least 90% of the outstanding Shares at that time, and to pay related fees and expenses.”.

Item 4.             Terms of the Transaction

(1)       Clause (iv) of the first sentence of the third paragraph in the “Introduction” of the Offer to Purchase is hereby amended and restated as follows:

“(iv) the iBasis Delaware Action and the iBasis New York Action (in each case, as defined in “Special Factors—Section 1—Background of the Offer”), prior to the expiration of the Offer, each being dismissed with prejudice or settled pursuant to a settlement agreement that, in our reasonable judgment, does not impose obligations on us that restrict our ability to consummate the Offer or that, in our reasonable judgment, make it inadvisable to proceed with the consummation of the Offer or the proposed second-step merger (the “iBasis Action Condition”)”.

(2)       Clause (i) in the introductory portion of the first sentence in “The Tender Offer—Section 11—Certain Conditions of the Offer” of the Offer to Purchase is hereby amended and restated as follows:

“(i) prior to the expiration of the Offer, one or more of the Majority-of-the-Minority Condition, the 90% Condition, the Poison Pill Condition and the iBasis Action Condition has not been satisfied”.

(3)       Clause (a)(5) of the first sentence under “The Tender Offer—Section 11—Certain Conditions of the Offer” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“[intentionally omitted]”.

Item 5.             Past Contacts, Transactions, Negotiations and Agreements.

(1)       The seventh and eighth paragraphs under “Special Factors—Section 1—Background of the Offer” of the Offer to Purchase are hereby amended and restated as follows:

“In late March and April 2009, after the Company’s performance had continued to deteriorate in terms of certain key metrics, including total net revenues and Share price, the working group gave renewed consideration to Parent’s and Purchaser’s options with respect to the Company.  The working group collaborated to review the Company’s results for the first quarter of 2009 in detail and to perform an analysis of the Company’s business, key value drivers and prospects. As a part of this process, the working group consulted with employees of Parent with day-to-day responsibility for supporting Parent’s business relationship with the Company. At this time, Daniel Braat (Parent’s M&A department) joined the working group.  On April 16, 2009, Parent’s Board of Management and Mr. Hageman and Mr. Hoekstra discussed Parent’s and Purchaser’s options at a meeting of the Board of Management.  Parent’s Board of Management instructed such members of the working group to continue to give consideration to Parent’s and Purchaser’s options at that time.

As part of the process of exploring the financial, strategic and legal aspects of Parent’s and Purchaser’s options with respect to the Company,  Mr. Braat and Mr. Hoekstra, as members of the working group, met separately with Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and Cravath in New York on April 22, 2009.  Following these meetings, Parent hired Cravath to provide advice on the options being explored by Parent on a going forward basis. The working group held regular conference calls with its advisors over the following weeks, including a call on April 28, 2009 among working group members Mr. Braat, Mr. Uematsu and Mr. Rodenburg, representatives of Morgan Stanley and representatives of Cravath, a call on April 29, 2009 among working group members Mr. van Halder and Mr. Braat, representatives of Morgan Stanley and representatives of Cravath, a call on May 1, 2009 among working group members Mr. Uematsu and Mr. Rodenburg and representatives of Morgan Stanley, a call on May 5, 2009 among working group members Mr. Braat, Mr. Uematsu, Mr. Rodenburg and Matthew House (Parent’s M&A department), who joined the working group in early May, and representatives of Morgan Stanley, a call on May 6, 2009 among working group members Mr. Braat and Mr. Rodenburg, representatives of Morgan Stanley and representatives of Cravath, and a call on May 8, 2009 among working group members, Mr. Braat, Mr. House and Mr. Rodenburg, Peter Olivier, a member of Parent’s tax department, representatives of Morgan Stanley and representatives of Cravath.  On these conference calls, the participants discussed various considerations applicable to the options being investigated by the working group, which options included maintaining Purchaser’s current ownership stake, selling Purchaser’s Shares and acquiring the outstanding Shares not already owned by Purchaser.  With respect to the status quo option, the participants discussed several options potentially available to the Company under the current ownership structure by which returns to all stockholders might be improved.  Among other things, the participants discussed ways in which the Company could return capital to stockholders and a strategy of pursuing acquisitions.  With respect to the possibility of selling Purchaser’s Shares, the participants discussed the typical process and timeline associated with a sale to a third party and, among other things, discussed the considerations that might be relevant to a hypothetical buyer in evaluating an acquisition of Purchaser’s Shares.  With respect to the going private option, the discussions included an overview of the differences in the typical process and timeline and the legal framework associated with available alternative approaches to a going private transaction.  The participants discussed the benefits and drawbacks of the various approaches, taking into account, among other things, trends in the multinational carrier market, recent transactions in the Company’s industry, the Company’s operating and stock price performance, research analyst views on the Company and the timing and tax considerations of the various approaches (see “Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives”).”.

(2)       The tenth and eleventh paragraphs under “Special Factors—Section 1—Background of the Offer” of the Offer to Purchase are hereby amended and restated as follows:

“In April 2009, Ofer Gneezy, the President, Chief Executive Officer and Chairman of the Board of the Company, informed Parent that he had been contacted by a leading private investment firm focused on technology industries (“Party A”).  Mr. Blok and Joost Farwerck, a director of the Company and an officer of Purchaser, decided not to participate in discussions with Party A to avoid any conflict of interest.  On May 4, 2009, Mr. Braat held a call with Mr. Gneezy to discuss the background of the contact by Party A.  On May 6, 2009, on a regularly scheduled conference call, working group members Mr. Braat and Mr. Rodenburg discussed with Morgan Stanley and Cravath the unsolicited contact received from Party A.  On May 11, 2009, Mr. Braat held a telephone call with representatives of Party A in which representatives of Party A expressed Party A’s interest in acquiring Shares.  On that telephone call, Mr. Braat told Party A’s representatives that the KPN Group was not interested in selling any portion of its interest in the Company at that time.

In early May 2009, Kenji Uematsu left the working group, and Mr. House joined the working group.

On May 13, 2009, Morgan Stanley presented discussion materials to working group members Mr. Hoekstra, Mr. van Halder, Mr. Braat, Mr. House and Mr. Rodenburg via teleconference.  See “Special Factors—Section 6—Summary of Morgan Stanley Presentations.”  These materials included a situation overview, preliminary Company valuation considerations and a review of Parent’s and Purchaser’s options with respect to the Company.  These options included acquiring the Shares not already owned by Purchaser, selling Purchaser’s stake in the Company and maintaining Purchaser’s current ownership position in the Company.  Morgan Stanley and Cravath presented analyses regarding alternative approaches and transaction structures for a going private transaction, as well as considerations regarding timing of such a transaction.  The working group continued to discuss these materials, along with additional analyses provided by Morgan Stanley on May 22, 2009 and June 2, 2009 (see “Special Factors—Section 6—Summary of Morgan Stanley Presentations”), as well as the strategic and procedural considerations relating to the various options, on calls with Morgan Stanley and Cravath on May 14, 2009, May 19, 2009, May 20, 2009, May 28, 2009 and May 29, 2009.”.
(3)       The thirteenth and fourteenth paragraphs under “Special Factors—Section 1—Background of the Offer” of the Offer to Purchase are hereby amended and restated as follows:

“On June 4, 2009, at a meeting of Parent’s Board of Management, members of the working group made a presentation regarding Parent’s and Purchaser’s options with respect to the Company and discussed preliminary valuation analyses and a description of a potential tender offer process.  Parent’s Board of Management authorized the working group to make preliminary preparations for a potential tender offer to acquire the Shares not already owned by Purchaser but did not authorize an offer at that time. The working group discussed these preliminary preparations and the Company’s business performance with its advisors over the following weeks, including on a call on June 4, 2009 among working group members Mr. Braat and Mr. Hoekstra, Morgan Stanley and Cravath, a call on June 5, 2009 among the working group, Morgan Stanley and Cravath, a call on June 8, 2009 among working group members Mr. Braat, Mr. House and Mr. Rodenburg, Morgan Stanley and Cravath, a call on June 11, 2009 among the working group, Morgan Stanley and Cravath, a call on June 12, 2009 between Mr. Braat and Morgan Stanley, a call on June 16, 2009 among the working group, Cravath and PricewaterhouseCoopers LLP (“PWC”), the Company’s independent auditor, calls on June 17, 2009 and June 22, 2009 among the working group, Morgan Stanley and Cravath, a call on June 23, 2009 among the working group, Cravath and PWC, a call on June 24, 2009 among the working group, Morgan Stanley and Cravath, a call on July 2, 2009 among working group members Mr. Braat and Mr. Rodenburg and Morgan Stanley, a call on July 6, 2009 among working group members Mr. Braat and Mr. Hoekstra, Morgan Stanley and Cravath, and a call on July 7, 2009 between the working group and Cravath.  Through these calls, the participants discussed the structural, timing, documentation, procedural, transactional cost and valuation considerations to be taken into account if Parent were to proceed with a tender offer.  During this period, the working group also held discussions on and began preparation of the documentation and other materials relating to a tender offer in case Parent subsequently would decide to pursue that option.  The working group also continued to assess the Company’s operating and stock price performance and to investigate Parent’s and Purchaser’s options with respect to the Company, including any opportunities to improve the Company’s performance.

On June 5, 2009, Parent received a letter from Party A in which Party A presented a non-binding, indicative proposal to acquire the outstanding Shares, including some or all of the Shares held by the KPN Group.  In the June 5 letter, Party A indicated that it would value the Company at $1.75 per Share based on information then available to it.  Party A indicated that, prior to signing any definitive agreement, it would require due diligence, internal approvals and the negotiation and execution of definitive transaction agreements.  On June 11, 2009, the working group discussed Party A’s indication of interest and Parent’s  potential response to Party A with Morgan Stanley and Cravath, and on June 16, 2009, Parent delivered a letter to Party A reiterating its position that the KPN Group was not interested in selling any portion of its interest in the Company at that time. The KPN Group has had no further contacts with Party A since that time.”.

(4)       The sixteenth paragraph under “Special Factors—Section 1—Background of the Offer” of the Offer to Purchase is hereby amended and restated as follows:

“At the request of the working group, on July 8, 2009, Morgan Stanley presented updated valuation analyses to Mr. Braat, Mr. House and Mr. Rodenburg via teleconference, which analyses are summarized in “Special Factors—Section 6—Summary of Morgan Stanley Presentations”.  On that call, such members of the working group and Morgan Stanley discussed hypothetical pricing scenarios in connection with a possible tender offer to acquire the Shares not already owned by Purchaser.”.

(5)       The eighteenth paragraph under “Special Factors—Section 1—Background of the Offer” of the Offer to Purchase is hereby amended and restated as follows:

“On July 10, 2009, following the close of the NASDAQ, the working group and Morgan Stanley held a conference call to discuss considerations pertinent to the determination of a price that might be offered in a tender offer for the minority Shares, including, among other factors, premia to trading prices offered in precedent minority buy-in transactions.  (See “Special Factors—Section 6—Summary of Morgan Stanley Presentations.”)

    In its deliberations regarding an appropriate offer price, the working group also considered the range of per Share equity values implied by the discounted cash flow sensitivity analysis prepared by Morgan Stanley (see “Special Factors—Section 6—Summary of Morgan Stanley Presentations”) and by the working group’s own internal analyses.  Taking all of these considerations into account, the working group considered an offer price in the range of $1.55 to $1.60 per Share.  In deriving this range, the working group considered various metrics regarding precedent minority buy-in transactions contained in Morgan Stanley’s July 8 Presentation.  The working group applied the median premium of the initial price offered in such transactions to the trading price of the target’s stock on the day prior to announcement as observed in the July 8 Presentation (which was 21%) to the closing price of the Shares on July 10, 2009, the last full trading day prior to the initial public announcement of the intent to commence the Offer (which was $1.30).  This produced an illustrative price of $1.57, which the working group broadened into a five-cent range of $1.55 to $1.60.  The working group further considered that this derived range was also within the range of per Share equity values implied by Morgan Stanley’s discounted cash flow analysis.  The working group decided to recommend to Parent’s Board of Management an offer price of $1.55 per Share in the event that the Board of Management determined to proceed with a tender offer.  The working group did not discuss the reasons for rejecting the prices at the upper end of the derived range but considered that $1.55 per Share represented a premium to the recent trading price of the Shares in line with precedent transactions with similar characteristics, was in the top half of the range implied by the discounted cash flow analysis prepared by Morgan Stanley and otherwise represented a fair price for the minority Shares for the reasons set forth in “Special Factors—Section 5—Position of Parent, Purchaser and Merger Sub as to the Fairness of the Offer and Second-Step Merger.””.

(6)       The text “, and has not as of August 20, 2009, accepted” in the twenty-third and twenty-sixth paragraphs under “Special Factors—Section 1—Background of the Offer” of the Offer to Purchase is hereby replaced with the word “accept”.

(7)       The following is hereby added at the end of “Special Factors—Section 1—Background of the Offer” of the Offer to Purchase:

“On August 18, 2009, the Company filed its complaint in the iBasis New York Action with the SEC as an exhibit to Amendment No. 8 to the Company’s Schedule 14D-9.  Stockholders of the Company may obtain the complaint in the manner described in “The Tender Offer—Section 7—Certain Information Concerning the Company” of the Offer to Purchase under the heading “Available Information.”

On September 10, 2009, Parent’s Board of Management met with working group members Mr. Hageman, Mr. Hoekstra and Mr. House to discuss the status of the Offer, the iBasis Delaware Action and the iBasis New York Action and potential strategic next steps. Parent’s Supervisory Board met on September 16, 2009 to be updated on the status of the Offer, the iBasis Delaware Action and the iBasis New York Action and potential strategic next steps.  On October 1, 2009, Parent’s Board of Management met for a brief update on the status of the Offer, the iBasis Delaware Action and the iBasis New York Action.

On September 14, 2009, the Company filed with the SEC Amendment No. 10 to the Schedule 14D-9 stating that, since the commencement of the Offer, the Company has received an indication of interest from another third party with respect to a possible business combination transaction involving the Company, and that the special committee intended to approach Parent to determine whether to commence negotiations with Parent.  On September 15, 2009, representatives of Jefferies contacted representatives of Morgan Stanley to propose a meeting between such representatives.  On September 16, 2009, representatives of Jefferies and Morgan Stanley met in person in New York.  At this meeting, the Jefferies representatives reiterated that a third party had indicated interest in a business combination with the Company and again expressed the special committee’s view that the Offer Price was not acceptable, but did indicate that there would be a price at which the special committee would be willing to give a favorable recommendation of the Offer.

On October 2, 2009, in response to requests from representatives of Lampe, Conway & Co., LLC (“Lampe”), Millennium Management LLC, the general partner of Millennium Partners, L.P. (“Millennium”), and Karen Singer, Trustee of the Singer Children’s Management Trust (“Singer”), representatives from Morgan Stanley met with representatives of each of Singer and Lampe and Lloyd I. Miller III (who, having been contacted by Morgan Stanley on the grounds that he, together with Lampe, Millennium and Singer were the four largest stockholders of the Company other than Parent, participated in such meeting telephonically), and subsequently met telephonically with representatives of Millennium, to discuss those stockholders’ view of the Offer.  In these meetings, Morgan Stanley indicated Parent’s willingness to increase the offer price to $2.25.  No agreements were reached at the meeting, and no plans for further discussions were made.

On October 4, 2009, working group members Mr. Braat and Mr. Hoekstra met via teleconference to review the status of the Offer, the iBasis Delaware Action and the iBasis New York Action and to consider strategic options going forward.  Through this teleconference, the working group decided to increase the Offer Price from $1.55 per Share to $2.25 per Share in order to increase investor participation in the Offer. After the teleconference, Parent’s Board of Management and Supervisory Board were updated on the decision to increase the Offer Price.”.

Item 7.             Source and Amount of Funds or Other Consideration

(1)       The second sentence in the first paragraph under “The Tender Offer—Section 9—Source and Amount of Funds” of the Offer to Purchase is hereby amended and restated as follows:

“We estimate that the total amount of funds required to purchase all of the currently outstanding Shares pursuant to the Offer and a subsequent short-form merger, based on the Offer Price of $2.25 per Share, is approximately $74.3 million, including related transaction fees and expenses.”.

Item 11.                      Additional Information

(1)       The first bullet point under the subheading “June 2009 Scenarios” in “Special Factors—Section 7—Certain Projected Company Financial Information” of the Offer to Purchase is hereby amended and restated as follows:

“●
The June 2009 Scenarios were not prepared for the purposes of a valuation analysis.  The employees of Parent with day-to-day responsibility for supporting Parent’s business relationship with the Company believed that significant changes in the way the Company managed its business would be necessary in order for the Company to achieve real improvement in its downward trends.  In particular, these employees of Parent understood that the Company was managing its business with a focus on more profitable minutes.  However, as demonstrated by the Company’s historical results, as gross margin increased, overall volumes and revenues—and overall profit—tended to decrease.  These employees of Parent believed the Company should consider shifting its strategy to focusing on a balance between minutes, revenues and gross margin and growing volumes and revenues overall, rather than focusing on more profitable minutes, and prepared the scenarios as a tool to stimulate an “outside the box” discussion between the Company and Parent about improving the Company’s future revenue performance and to motivate Company management to improve revenue performance. The June 2009 Scenarios were designed to illustrate the impact that a shift in strategy and a hypothetical increase in volumes and revenue would have on the Company’s overall results.  The scenarios were not projections for the business as currently managed under the Company’s existing strategy and therefore not intended for the purpose of valuing the Shares.”.

(2)       The second bullet point under the subheading “June 2009 Scenarios” in “Special Factors—Section 7—Certain Projected Company Financial Information” of the Offer to Purchase is hereby amended and restated as follows:

“●
The nature of the June 2009 Scenarios and their underlying assumptions make them inappropriate to use as a basis for judging the valuation of the Company or its future prospects.   The June 2009 Scenarios were produced as illustrations of the impact that various growth assumptions would have on an incomplete set of the Company’s performance metrics (chiefly minutes and revenue).  The June 2009 Scenarios did not, however, focus on other of the Company’s performance metrics (such as EBITDA or free cash flow) and did not fully reflect the drivers of these performance metrics, such as the operating and other costs and capital expenditures necessary to achieve the various growth assumptions.

To create the June 2009 Scenarios, Parent’s employees began by generating four core scenarios, each of which illustrated a hypothetical shift in the Company’s focus away from more profitable minutes and towards increasing overall volumes and revenues.  The four core scenarios illustrated growth in the Company’s volumes and revenues that underperformed, met or overperformed certain rough expectations regarding such growth in the overall market.  The growth rates applied in these illustrations were based on rough assumptions, rather than a study of the Company’s market, historical performance or plans, and because of the purpose of the scenarios these assumptions were not intended to represent realistic outcomes.  Each of these core scenarios assumed constant operating expenses and capital expenditures that were based on the Company’s actual expenses for the year to date, with no consideration given to whether increases in spending would be required in order to achieve the illustrated growth or to opportunities to reduce these expenditures in the future.  In all scenarios presented, EBITDA and free cash flow were arithmetically derived from the foregoing line items and were not independently modeled or examined.

In contrast, the Parent Projections that are included in this Offer to Purchase were prepared through careful study and modeling of the Company’s individual lines of business and specific assumptions relating to revenues, capital expenditures, operating expenses, balance sheet data and other items, all with a view to generating a reasonable estimate of the Company’s future performance.”.

(3)       The last sentence in the third bullet point under the subheading “June 2009 Scenarios” in “Special Factors—Section 7—Certain Projected Company Financial Information” of the Offer to Purchase is hereby amended and restated as follows:

“In contrast, the Parent Projections and their underlying assumptions were subjected to intensive review, both internally and with Parent’s financial advisors, and were used for the valuation that was presented to and discussed with Parent’s Board of Management.”.

(4)       The fourth bullet point under the subheading “June 2009 Scenarios” in “Special Factors—Section 7—Certain Projected Company Financial Information” of the Offer to Purchase is hereby amended and restated as follows:

“●
KPN does not believe the June 2009 Scenarios represent reasonable projections of the Company’s future results, and the June 2009 Scenarios were not used or relied upon in any way by KPN in valuing the Company.  Due to the intended purpose of the June 2009 Scenarios and the significant limitations described above, including the fact that the June 2009 Scenarios were illustrations of the possible impact of a change in the Company’s strategy, rather than an evaluation of the Company’s prospects under its current strategy and circumstances, KPN views the June 2009 Scenarios as inherently unreliable and inappropriate to use as a tool for valuing the Shares.  As a result, KPN did not take the June 2009 Scenarios into account or rely on them in any way in considering the valuation of the Company, deliberating about the terms of the Offer or assessing the fairness of the Offer to the Company’s unaffiliated stockholders.  Similarly, because of the inherent unreliability of the June 2009 Scenarios as a valuation tool and the limitations described above, these scenarios were not provided to Morgan Stanley and therefore were not taken into account by Morgan Stanley in preparing its analyses.”.

Item 12.                      Exhibits.

(1)       The following exhibit is filed herewith:

(a)(1)(xii) Press release issued by Parent on October 5, 2009.

(2)       All references to the Offer Price set forth in the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees are hereby amended to reflect the Offer Price of $2.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase.

Item 13.           Information Required by Schedule 13E-3.

Item 8.             Fairness of the Transaction.

(1)       The following paragraph is hereby added after the first paragraph under “Special Factors—Section 5—Position of Parent, Purchaser and Merger Sub as to the Fairness of the Offer and Second-Step Merger” of the Offer to Purchase:

“While we have increased the Offer Price from $1.55 per Share to $2.25 per Share, we continue to believe that the $1.55 initial offer price is fair to the stockholders that are unaffiliated with the Company based on the factors described below.  We decided to increase the Offer Price to $2.25 per Share  in order to increase investor participation in the Offer.  Since the date of this Offer to Purchase, we have not changed our belief in the reasonableness and appropriateness of the factors described below.  Since we continue to believe that the $1.55 per Share initial offer price was fair to the unaffiliated stockholders of the Company, we, for the same reasons described below, believe that the increased Offer Price of $2.25 per Share is also fair to the unaffiliated stockholders of the Company.”.
(2)       The first bullet point under the second paragraph under “Special Factors—Section 5—Position of Parent, Purchaser and Merger Sub as to the Fairness of the Offer and Second-Step Merger” of the Offer to Purchase is hereby amended and restated as follows:

“●
The initial offer price represented a premium of approximately 19.2% over the closing price of the Shares on July 10, 2009, the last full trading day prior to the initial public announcement of our intent to commence the Offer (or 27.0% when iBasis’s significant net cash balance of $0.37 per Share as of March 31, 2009 is taken into account), and 33.6% over the average closing price during the three months preceding such date.  The Offer Price of $2.25 per Share represents a premium of approximately 73.1% over the closing price of the Shares on July 10, 2009, and 93.9% over the average closing price during the past three months preceding July 10, 2009.”.

(3)       The third bullet point under the second paragraph under “Special Factors—Section 5—Position of Parent, Purchaser and Merger Sub as to the Fairness of the Offer and Second-Step Merger” of the Offer to Purchase is hereby amended and restated as follows:

“●
We considered the analyses contained in the presentation provided by Morgan Stanley to a working group composed of members of Parent’s management on July 8, 2009.  These analyses are summarized below.  Morgan Stanley was not asked to provide and did not provide any opinion as to the fairness of the Offer Price to Parent or Purchaser or to the unaffiliated stockholders of the Company, and Morgan Stanley’s analyses do not constitute a recommendation to Parent or Purchaser with respect to the Offer Price or to the unaffiliated stockholders of the Company as to whether such stockholders should tender their Shares in response to the Offer or as to how such stockholders should act in respect of any potential second-step merger.  See “Special Factors—Section 6—Summary of Morgan Stanley Presentations.”  Parent did not request that Morgan Stanley revise or update the Morgan Stanley Materials in connection with the increase in the Offer Price from $1.55 per Share to $2.25 per Share, and Morgan Stanley did not revise or update such materials.”.

(4)       The fourth bullet point under the second paragraph under “Special Factors—Section 5—Position of Parent, Purchaser and Merger Sub as to the Fairness of the Offer and Second-Step Merger” of the Offer to Purchase is hereby amended and restated as follows:

“●	The premium represented by the initial offer price is comparable to premia offered in prior acquisitions of a minority interest by a majority stockholder.”.

(5)       The fifth paragraph under “Special Factors—Section 5—Position of Parent, Purchaser and Merger Sub as to the Fairness of the Offer and Second-Step Merger” of the Offer to Purchase is hereby amended and restated as follows:

“Our consideration of the factors described above with respect to the fairness of the Offer Price to unaffiliated stockholders of the Company is predicated on the assumption that the Company is a going concern.  As discussed above, we considered, among other factors, the analyses of Morgan Stanley in the July 8 Presentation in our assessment of the fairness of the Offer Price, which analyses, such as the discounted cash flow sensitivity analysis, could be considered to be relevant to the going concern value of the Company. We did not consider a quantifiable number for the going concern value of the Company.  See “Special Factors—Section 6—Summary of Morgan Stanley Presentations.” With respect to the discounted cash flow sensitivity analysis, we considered that it contained a range of implied Share prices between $0.82 per Share and $1.88 per Share.  Although the top end of this range exceeded the initial offer price of $1.55 per Share, we considered that the initial offer price exceeded the midpoint of this range by a significant margin.”  The Offer Price of $2.25 per Share exceeds the top end of this range of implied Shares prices.

Item 9.             Reports, Opinions, Appraisals and Negotiations.

(1)       The text prior to the subheading “The July 8 Presentation” in “Special Factors—Section 6—Summary of Morgan Stanley Presentations” of the Offer to Purchase is hereby amended and restated as follows:

“In connection with the consideration by Parent of the Offer, Parent engaged Morgan Stanley as its exclusive financial advisor, effective April 22, 2009.  Morgan Stanley had advised Parent in connection with the initial acquisition of Shares by Purchaser in the 2007 Transactions.  Parent selected Morgan Stanley in connection with Parent’s consideration of the Offer based on Morgan Stanley’s qualifications, experience, reputation and its knowledge of the business and affairs of Parent and the Company, resulting in part from Morgan Stanley’s involvement in the 2007 Transactions.  Parent had preliminary discussions with another potential financial advisor but decided to retain Morgan Stanley.

In connection with its engagement, on July 8, 2009, Morgan Stanley provided a written presentation to Parent’s working group, which included certain financial analyses (the “July 8 Presentation”).  The July 8 Presentation was preceded by preliminary financial analyses presented in writing by Morgan Stanley to Parent’s working group on June 3, 2009 (the “June 3 Preliminary Presentation”) and on May 13, 2009 (the “May 13 Preliminary Presentation” and, together with the July 8 Presentation and the June 3 Preliminary Presentation, the “Presentations”).  In addition, Morgan Stanley provided additional analyses to Parent’s working group on May 22, 2009 and June 2, 2009 (the “Additional Analyses”).  The Presentations and the Additional Analyses are together referred to as the “Morgan Stanley Materials”.

Each of the Presentations and the Additional Analyses was prepared for the purpose of assisting Parent in assessing the financial and strategic implications of a potential transaction involving the Company.  The Morgan Stanley Materials were not prepared for the purpose of recommending a fair or appropriate offer price for the Shares.  The analyses presented by Morgan Stanley do not purport to be appraisals or to reflect the prices at which Shares may actually trade.  Parent did not request, and Morgan Stanley did not provide to Parent, any opinion as to the fairness of the Offer Price to Purchaser, Parent, the Company or their stockholders.  Morgan Stanley did not determine or recommend the initial offer price of $1.55 per Share or the Offer Price of $2.25 per Share, which were determined by Purchaser and Parent, and did not determine that any potential offer price or consideration constituted appropriate consideration for the Offer.  The financial analyses performed by Morgan Stanley do not constitute, and should not be viewed as, a recommendation with respect to any matter pertaining to the Offer, including whether any stockholder of the Company should tender Shares into the Offer or take any other action in connection with the Offer or any second-step merger.

The full text of each of the Presentations and the Additional Analyses is attached as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer.  The description of each such document in the Offer to Purchase is qualified in its entirety by reference to such exhibits.  Each such document may be examined, and copies may be obtained from, the SEC in the manner described in “The Tender Offer—Section 8—Certain Information Concerning Parent, Purchaser, Merger Sub and Their Directors and Executive Officers—Available Information.”  Each such document is also available for inspection and copying at the principal executive offices of Parent, located at Maanplein 55, 2516 CK, The Hague, The Netherlands, during regular business hours by any interested stockholder of the Company or a representative of a stockholder of the Company who has been so designated in writing. Holders of Shares should read each such document in its entirety.

In preparing the Presentations, Morgan Stanley, among other things:

●
reviewed certain publicly available financial statements and other business and financial information concerning the Company, including certain equity research analyst reports relating to the Company from the only firm providing research coverage of the Company (and which terminated its coverage of the Company following its report on February 6, 2009);

●
reviewed certain projections for the Company prepared by members of Parent’s working group (the “Parent Projections”) (see “Special Factors—Section 7—Certain Projected Company Financial Information”) and certain other financial and operating data concerning the Company prepared by Parent and provided to Morgan Stanley;

●	reviewed the reported prices and trading activity for the Shares;

●	compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other publicly-traded alternative carrier companies and their securities;

●	reviewed the financial terms, to the extent publicly available, of certain precedent minority buy-in transactions;

●	participated in discussions with members of Parent’s working group regarding their assessment of the strategic rationale for the acquisition of the publicly held Shares;

●	participated in discussions with members of Parent’s working group regarding the Parent Projections and the past and current business operations, financial condition and prospects of the Company; and

●	considered such other factors and performed such other analyses as Morgan Stanley deemed appropriate.

In addition, in preparing the July 8 Presentation, Morgan Stanley also:

●
reviewed a letter prepared by the Company’s management, setting forth certain unaudited monthly financial and operating results of the Company for the period from January 2009 through May 2009 (the “May 2009 Management Letter”), a copy of which was provided to Morgan Stanley by Parent; and

●
reviewed a 2009 budget for the Company, dated December 12, 2008, prepared by the management of the Company for the board of directors of the Company (the “2009 Plan”), a copy of which was provided to Morgan Stanley by Parent.

In preparing the Additional Analyses, Morgan Stanley considered such factors as Morgan Stanley deemed appropriate for the purpose of each such analysis.

In preparing each of the Presentations and the Additional Analyses, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of publicly available information and other information supplied to it by Parent.  No information was provided by the Company to Morgan Stanley in connection with the Presentations or the Additional Analyses.  With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company.  Morgan Stanley is not a legal, tax or regulatory advisor.  Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Parent and its legal, tax or regulatory advisors with respect to such matters.  Morgan Stanley did not make an independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley provided with any such valuation or appraisal.  Morgan Stanley did not review the tax or accounting treatment of any transaction and its analyses do not cover such tax or accounting treatment, nor did it assume any particular tax or accounting treatment.  Morgan Stanley’s analyses were necessarily based on financial, economic, market and other conditions prevailing as of, and the information made available to Morgan Stanley as of, July 7, 2009, in the case of the July 8 Presentation, May 29, 2009, in the case of the June 3 Preliminary Presentation, May 22, 2009, in the case of the Additional Analyses, and May 11, 2009, in the case of the May 13 Preliminary Presentation.

Morgan Stanley was not provided with, or otherwise in possession of, the June 2009 Scenarios (as defined in “Special Factors—Section 7—Certain Projected Financial Information”) prior to or at the time of any of the Presentations or the Additional Analyses.  Accordingly, none of the Presentations or the Additional Analyses contain an analysis of the June 2009 Scenarios, and the absence of such analysis from such presentations does not constitute an appraisal of the June 2009 Scenarios by Morgan Stanley.  Morgan Stanley was not provided with the June 2009 Scenarios prior to the Company’s filing of the June 2009 Scenarios together with the Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 dated August 4, 2009.  Morgan Stanley has neither revised, nor been requested to revise, the Presentations or the Additional Analyses in light of the June 2009 Scenarios.

Morgan Stanley has neither revised, nor been requested to revise, the Presentations or the Additional Analyses in connection with the increase in the Offer Price from $1.55 per Share to $2.25 per Share.”.

(2)       The following disclosure is hereby added immediately prior to the subheading “Miscellaneous” in “Special Factors—Section 6—Summary of Morgan Stanley Presentations” of the Offer to Purchase:

“The May 13 Preliminary Presentation.  The May 13 Preliminary Presentation included:

●
an analysis of selected alternative carrier companies similar to that included in the July 8 Presentation and summarized in “Special Factors—Section 6—Summary of Morgan Stanley Presentations” under the heading “The July 8 Presentation—Analysis of Selected Alternative Carrier Companies,” focusing on Level 3 Communications, Inc., Global Crossing Limited, Vonage Holdings Corp. and IDT Corporation (Class B shares) and in which Morgan Stanley reviewed and analyzed valuation multiples and trading data available to Morgan Stanley as of May 11, 2009, including the multiple of equity value to the 2008 actual and 2009 estimated levered free cash flow (“LFCF” and, such multiple, the “EV/LFCF Multiple”); the following table sets forth the results of such analysis:

	AV/EBITDA Multiple(1)		EV/LFCF Multiple(1)
	2008A	2009E	2008A	2009E
Company	1.4x	1.6x	4.9x	6.2x

Selected Alternative Carriers (Ranked by Equity Value)
Level 3 Communications, Inc.(2)	7.2x	7.1x	NM	41.6x
Global Crossing Limited(2)	4.7x	3.8x	46.2x	10.5x
Vonage Holdings Corp.	5.8x	3.0x	NM	NM
IDT Corporation (Class B shares)	NM	NM	NM	NM

Source    Company Filings, Wall Street Research, Bloomberg

________________________
Notes:

1.	Multiples labeled “not meaningful” (“NM”) when EBITDA or LFCF was zero or negative.
2.	Aggregate value for Level 3 and Global Crossing calculated using market value of debt on or about May 11, 2009.

●
an implied share price analysis similar to that included in the July 8 Presentation and summarized in “Special Factors—Section 6—Summary of Morgan Stanley Presentations” under the heading “The July 8 Presentation—Implied Share Price Analysis,” focusing on the same historical trading data metrics, financial results and range of assumed financial results for the Company as identified under such section (other than substituting LFCF for revenue) and in which Morgan Stanley reviewed and analyzed valuation multiples available to Morgan Stanley as of May 11, 2009; the following table sets forth the results of the analysis:

Implied Share Prices

Company Multiple Reference Range	Actual Last 12 Mos. EBITDA	Assumed Next 12 Mos. EBITDA			Actual Last 12 Mos. LFCF(1)		Assumed Next 12 Mos. LFCF(1)
Statistic(2)	$38.3	$30.0	$35.0	$40.0		$25.3	$10.0	$15.0	$20.0
Current(3)	$1.18	$1.04	$1.15	$1.27		$1.18	$0.84	$1.27	$1.69
3 Month Avg.	$0.77	$0.72	$0.77	$0.83		$1.11	$0.59	$0.88	$1.17
6 Month Avg.	$0.99	$0.88	$0.97	$1.05		NA	$0.58	$0.88	$1.17
Since 9/15/08(4)	$1.26	$1.03	$1.14	$1.25	$	NA	$0.76	$1.14	$1.53
One Year Avg.	$1.87	$1.39	$1.56	$1.73	$	NA	NM	NM	NM

Current and Historical Multiples

Company Multiple Reference Range	EBITDA		LFCF(1)
Time Period	Actual Last 12 Mos.	Next 12 mos.	Actual Last 12 Mos.	Next 12 mos.
Current(3)	1.5x	1.6x	3.3x	6.0x
3 Month Avg.	0.7x	0.8x	3.1x	4.2x
6 Month Avg.	1.1x	1.2x	NA	4.2x
Since 9/15/08(4)	1.6x	1.6x	NA	5.4x
One Year Avg.	2.8x	2.4x	NA	NM
________________________

Notes:

1.        Multiples labeled “not available” (“NA”) when LFCF was unavailable for part of period and “not meaningful” (“NM”) when EBITDA or LFCF was zero or negative.
2.        Statistics in $ millions
3.        As of May 11, 2009
4.        Date of Lehman Brothers bankruptcy

●
a discounted cash flow sensitivity analysis similar to that included in the July 8 Presentation and summarized in “Special Factors—Section 6—Summary of Morgan Stanley Presentations” under the heading “The July 8 Presentation—Discounted Cash Flow Sensitivity Analysis,” informed by Morgan Stanley’s review of the same sources of information as identified under such section other than the May 2009 Management Letter and the 2009 Plan (which had not made available to Morgan Stanley as of such time).  The discounted cash flow sensitivity analysis used as a baseline the actual results for the year ended December 31, 2008.  Morgan Stanley assumed a range of terminal perpetuity growth rates from -2.0% to 2.0%, a range of 2008 through 2014 compound annual revenue growth rates of -4.0% to 2.0%, a range of 2009 to 2014 average EBITDA margins of 2.5% to 3.5% and a range of assumed weighted average costs of capital of 14.0% to 16.0%.  This sensitivity analysis resulted in an implied per Share equity value range as of June 30, 2009 of $1.08 to $2.55 for the Company; and

●
a precedent transaction analysis similar to that included in the July 8 Presentation and summarized in “Special Factors—Section 6—Summary of Morgan Stanley Presentations” under the heading “The July 8 Presentation—Precedent Transaction Analysis,” performed on the same twenty-six precedent transactions and in which Morgan Stanley calculated and analyzed the same per share premiums and discounts of the initial and final offer prices as identified under such section; the table below summarizes Morgan Stanley’s findings:

	% Premium to Aggregate Value	% Premium to Price(4)
Precedent Minority Buy-Ins	1 Day	1 Day	1 mo Avg.	3 Mo. Avg.	6 Mo. Avg.	Last 12 Mos. High	Last 12 Mos. Low
Initial
Median	13.2%	21.5%	25.8%	17.4%	12.7%	(18.9%)	62.2%

Mean	32.3%	29.0%	29.9%	23.7%	18.1%	(25.4%)	157.2%

High	468.5%	97.5%	125.6%	100.3%	121.8%	87.1%	1749.1%

Low	(39.0%)	(7.9%)	(6.5%)	(25.2%)	(51.2%)	(88.4%)	20.8%
Final
Median	17.9%	32.8%	37.6%	30.1%	25.6%	(7.0%)	83.5%

Mean	45.1%	40.7%	41.3%	40.1%	36.3%	(14.0%)	189.2%

High	641.1%	140.0%	96.5%	111.4%	121.8%	87.1%	1749.1%

Low	(67.6%)	6.7%	(4.4%)	(13.6%)	(9.5%)	(87.0%)	20.8%

Source     Company Filings, Public Filings, Press Releases, FactSet Research Systems

The Additional Analyses.  The Additional Analyses provided to Parent’s working group on May 22, 2009 and June 2, 2009 included precedent transaction analyses similar to the analysis included in the July 8 Presentation and summarized in “Special Factors—Section 6—Summary of Morgan Stanley Presentations” under the heading “The July 8 Presentation—Precedent Transaction Analysis,” performed on the same twenty-six precedent transactions as identified under such section, but in which Morgan Stanley (i) divided the precedent transactions into four quartiles based on where the target’s stock price in a precedent transaction was trading relative to its 52-week trading range (in the case of the analysis provided on May 22, 2009) or three-month trading range (in the case of the analysis provided on June 2, 2009) immediately prior to the announced tender offer and calculated the mean, median, high and low initial and final premiums offered in such quartiles of transactions; (ii) divided the precedent transactions into groups based on whether the target’s stock’s trading price was trading above or below its 52-week average price (in the case of the analysis provided on May 22, 2009) or three-month average price (in the case of the analysis provided on June 2, 2009) and calculated the mean, median, high and low initial and final premiums offered in such groups of transactions; and (iii) divided the precedent transactions into groups based on whether the target’s stock’s trading price was trading at a zero to 30% discount or a greater than 30% discount to its 52-week high trading price (in the case of the analysis provided on May 22, 2009) or three-month high trading price (in the case of the analysis provided on June 2, 2009) and calculated the mean, median, high and low initial and final premiums offered in such groups of transactions.  The Additional Analyses provided to Parent’s working group on May 22, 2009 also included an analysis of the illustrative pro forma impact on Parent’s share price of a hypothetical sale of Parent’s interest in the Company, assuming an illustrative range of prices per Share from $1.00 to $2.00.”

Item 16.                      Exhibits

(1)       The following exhibits are filed herewith:

(c)(iii)               Presentation of Morgan Stanley dated May 13, 2009
(c)(iv)               Morgan Stanley Discussion Materials dated May 22, 2009
(c)(v)                Morgan Stanley Discussion Materials dated June 2, 2009

                          SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KPN BV

by KONINKLIJKE KPN N.V., its sole director

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

Date: October 5, 2009

KONINKLIJKE KPN N.V.

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

Date: October 5, 2009

CELTIC ICS INC.

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Secretary

Date: October 5, 2009

EXHIBIT INDEX

Exhibit No.                      Description

(a)(1)(i)	Offer to Purchase dated July 28, 2009*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Summary Advertisement published in the Wall Street Journal on July 28, 2009*
(a)(1)(vii)	Letter dated July 12, 2009 to the board of directors of iBasis, Inc. (incorporated by reference to Exhibit D to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*
(a)(1)(viii)	Press release issued by Parent on July 13, 2009 (incorporated by reference to Exhibit E to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*
(a)(1)(ix)	Press release issued by Parent on August 6, 2009*
(a)(1)(x)	Press release issued by Parent on August 13, 2009*
(a)(1)(xi)	Press release issued by Parent on August 21, 2009*
(a)(1)(xii)	Press release issued by Parent on October 5, 2009
(a)(5)(i)
Complaint filed by the Company on August 3, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(9) to Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 4, 2009)*

(a)(5)(ii)
Answer and Counterclaims filed by Parent on August 13, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware*

(a)(5)(iii)
Complaint filed by the Company on August 18, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., No. 09 CV 7288, in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit (a)(18) to Amendment No. 8 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 18, 2009)*

(b)
Euro 1,500,000,000 Syndicated Revolving Credit Agreement dated as of August 16, 2006 among Parent, ABN AMRO Bank N.V., as facility agent, an original lender, a mandated lead arranger, euro swingline agent and dollar swingline agent, and the other financial institutions party thereto (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*

(c)(i)	Presentation of Morgan Stanley dated July 8, 2009*
(c)(ii)	Presentation of Morgan Stanley dated June 3, 2009*
(c)(iii)	Presentation of Morgan Stanley dated May 13, 2009
(c)(iv)	Morgan Stanley Discussion Materials dated May 22, 2009
(c)(v)	Morgan Stanley Discussion Materials dated June 2, 2009
(d)(i)
Share Purchase and Sale Agreement dated as of June 21, 2006 between the Company and Purchaser (incorporated by reference to Exhibit 2 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(ii)
Amendment No. 1 dated as of December 18, 2006 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 3 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(iii)
Amendment No. 2 dated as of April 26, 2007 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 4 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(iv)
Amendment No. 3 dated as of August 1, 2007 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 5 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(v)
Registration Rights Agreement dated as of October 1, 2007 between the Company and Purchaser (incorporated by reference to Exhibit 4.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)*

(d)(vi)	Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)*
(d)(vii)	Amendment No. 1 to the Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on November 14, 2007)*
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule II to the Offer to Purchase)*
(g)	None
(h)	None
(i)	Power of Attorney dated as of July 11, 2009*

* Previously filed